MONTANA
NORTH DAKOTA
WYOMING
COLORADO
NEW MEXICO
ARIZONA

Western Refining

NORTHERN TIER

Western Refining Logistics

Bank of America
Merrill Lynch
2016 Energy Credit
Conference
June 8, 2016
Filed by Western Refining, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Northern Tier Energy LP
Form S-4 File No.: 333-209031
On June 8, 2016, Western Refining, Inc.
(“Western”) made the following presentation
available on its website, which it presented later
that day at the Bank of America Merrill Lynch
2016 Energy Credit Conference. The same
presentation will be presented by Western at the
Barclays High Yield Bond & Syndicated Loan
Conference on June 9, 2016.

Western Refining Northern Tier Western Refining Logistics

Cautionary Statements
This presentation includes “forward-looking statements” by Western Refining, Inc. (“Western” or “WNR”) which are protected as forward-looking statements under the Private Securities
Litigation Reform Act of 1995.  The forward-looking statements reflect Western’s current expectations regarding future events, results or outcomes.  Words such as “anticipate,” “assume,”
“believe,”
“budget,”
“continue,”
“could,”
“estimate,”
“expect,”
“forecast,”
“intend,”
“may,”
“plan,”
“position,”
“potential,”
“predict,”
“project,”
“strategy,”
“will,”
“future”
and
similar
terms
and
phrases
are
used
to
identify
forward-looking
statements.
The
forward-looking
statements
contained
herein
include
statements
related
to,
among
other
things:
WNR’s
attractive
geographies
with
pipeline
access
to
advantaged
crude
oil
production
in
the
Permian
Basin,
Four
Corners,
Bakken
and
western
Canada,
and
historically
strong
refined
product
regions;
Western’s
integrated
distribution
network including a fully integrated crude oil pipeline system to serve its refineries, refined product distribution to wholesale end-user, and extensive retail network; growth opportunities for
WNR’s refining and logistics platforms, including enhancements to refining profitability and expansion of its logistics footprint; WNR’s capital allocation discipline, including reinvestment in its businesses
to
grow
EBITDA
/
cash
flows,
debt
reduction
and
shareholder
friendly
focus;
Western
and
Northern
Tier
Energy
LP’s
(“NTI”)
plans
and
expectations
with
respect
to
a
merger,
including
the
anticipated
benefits
of
the
merger
such
as
a
diversified
asset
base
with
pipeline
access
to
advantaged
crude
oil
combined
with
strong
refined
product
regions,
potential
financial
and
operational synergies, a simplified organizational structure that facilitates easier-to-understand financial reporting and valuation of equity, flexibility for potential NTI logistics assets drop-downs to
Western
Refining
Logistics,
LP
(“WNRL”),
lower
cost
of
capital,
and
more
competitive
acquisition
currency;
the
sources
and
uses
of
funding
for
the
merger,
and
associated
anticipated
debt
to
EBITDA
ratios,
assumed
closing
price
and
outstanding
units
at
merger;
WNR’s
credit
structure;
WNR’s
access
to
attractive
refined
product
outlets;
WNR’s
strong
gross
margin
in
comparison
to
its
peers;
growth
opportunities
at
NTI’s
St.
Paul
Park
refinery,
including
organic
projects
such
as
the
replacement
of
the
crude
unit
desalters,
modification
to
the
crude
unit/hydrotreater
and
solvent
deasphalter
and the anticipated capital expenditure and estimated operating income associated with such improvements;  potential WNR and NTI logistics asset sales to WNRL, including the estimated annual Operating Income from such sales, which may include NTI traditional logistics assets such as storage tanks, terminals, pipelines and trucking operations, the economics associated
with
crude
oil
throughput
on
the
TexNew
Mex
pipeline
above
13,000
bpd,
the
Bobcat
crude
oil
pipeline
and
associated
crude
oil
terminals,
the
Jal/Wingate/Clearbrook
crude
oil
and
liquefied petroleum gas storage and rail logistics facilities, and a proposed, but currently deferred, crude oil pipeline from Wink, Texas to Crane, Texas; and the capital structure of WNR’s subsidiaries and associated credit metrics.  These statements are subject to the risk that a merger between Western and NTI is not consummated at all, including due to the inability of Western or
NTI
to
obtain
all
approvals
necessary
or
the
failure
of
other
closing
conditions,
as
well
as
to
the
general
risks
inherent
in
Western’s
and
NTI’s
businesses
and
the
merged
company’s
ability
to
compete in a highly competitive industry.  Such expectations may or may not be realized and some expectations may be based upon assumptions or judgments that prove to be incorrect.  In addition, Western’s business and operations involve numerous risks and uncertainties, many of which are beyond Western’s control, which could materially affect its financial condition, results of operations and cash flows and those of the merged company. Additional information relating to the uncertainties affecting Western’s businesses is contained in its filings with the Securities and
Exchange
Commission
(the
“SEC”).
The
forward-looking
statements
are
only
as
of
the
date
made,
and
Western
does
not
undertake
any
obligation
to
(and
each
expressly
disclaims
any
obligation
to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.
Important Notice to Investors
This communication does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction
where
such
an
offer,
solicitation
or
sale
is
unlawful.
Any
such
offer
will
be
made
only
by
means
of
a
prospectus
meeting
the
requirements
of
Section
10
of
the
Securities
Act
of
1933,
as
amended, and pursuant to a registration statement filed with the SEC.
This communication may be deemed to be solicitation material in respect of the proposed merger of NTI and a subsidiary of Western. In connection with the proposed merger, Western filed with the SEC a Registration Statement on Form S-4 that includes a proxy statement of NTI that also constitutes a prospectus of Western. The Registration Statement was declared effective by the SEC on
May
23,
2016.
NTI
commenced
mailing
to
its
security
holders
a
definitive
proxy
statement/prospectus
on
or
about
May
23,
2016.
Western
and
NTI
also
plan
to
file
other
documents
with
the
SEC
regarding
the
proposed
transaction.
INVESTORS
AND
SECURITY
HOLDERS
ARE
URGED
TO
CAREFULLY
READ
THE
REGISTRATION
STATEMENT,
PROXY
STATEMENT/PROSPECTUS
AND
ANY
OTHER DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE PROXY
STATEMENT/PROSPECTUS. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about Western and
NTI
once
such
documents
are
filed
with
the
SEC
through
the
website
maintained
by
the
SEC
at
www.sec.gov.
Copies
of
the
documents
filed
with
the
SEC
by
Western
will
be
available
free
of
charge
on
Western's
website
at
www.wnr.com
under
the
"Investor
Relations"
section
or
by
contacting
Western's
Investor
Relations
Department
at
(602)
286-1530.
Copies
of
the
documents
filed
with
the
SEC
by
NTI
will
be
available
free
of
charge
on
NTI's
website
at
www.northerntier.com
under
the
"Investors"
section
or
by
contacting
NTI's
Investor
Relations
Department
at
(651)
769-6700.
Participants in Solicitation Relating to the Merger
Western, NTI and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the common unitholders of NTI in connection with the
proposed
merger.
Information
about
the
directors
and
executive
officers
of
Western
is
set
forth
in
the
Proxy
Statement
on
Schedule
14A
for
Western's
2016
annual
meeting
of
shareholders,
which
was
filed
with
the
SEC
on
April
22,
2016.
Information
about
the
directors
and
executive
officers
of
the
general
partner
of
NTI
is
set
forth
in
the
2015
Annual
Report
on
Form
10-K
for
NTI,
which was filed with the SEC on February 26, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation
and
a
description
of
their
direct
and
indirect
interests,
by
security
holdings
or
otherwise,
is
contained
in
the
proxy
statement/prospectus
and
may
be
contained
in
other
relevant
materials to be filed with the SEC when they become available.

Western Refining Northern Tier Western Refining Logistics

Investment Considerations
Pipeline access to advantaged crude oil production
Permian, Four Corners, Bakken and western Canada
Historically strong refined product regions
Attractive
Refinery
Locations
Fully integrated crude oil pipeline system to serve refineries
Refined product distribution to wholesale end-user
Extensive retail network
Integrated
Distribution
Network
Two growth platforms:  Refining and Logistics
Enhance refining profitability
Expand logistics footprint
Growth
Opportunities
Debt reduction
Reinvest in business to grow EBITDA/ cash flow
Shareholder friendly
Capital
Allocation
Discipline

Western Refining Northern Tier Western Refining Logistics

WNR/NTI Strategic Combination
On December 21, 2015, WNR and Northern Tier Energy announced a merger on the following terms:
Key benefits of the combination:
Diversified asset base with pipeline access to advantaged crude oil combined with strong refined product regions
$10+ million in identified potential financial/operational synergies
Facilitates easier-to-understand financial reporting and valuation of equity
Provides more flexibility around pace of NTI logistic asset drop-downs to WNRL
Expected lower cost of capital and more competitive acquisition currency
WNR Shares per NTI Unit
0.2986
WNR Price (Oct 23,2015)
44.68
$
Equity Value per NTI Unit
13.34
$
Cash per NTI Unit
15.00
$
Implied Consideration
28.34
$
Premium to NTI 20-day Undisturbed VWAP Price (10/23)
18%

Western Refining
NORTHERN TIER
Western Refining Logistics

Sources and Uses / Pro Forma Capitalization Table
WNR Standalone Capitalization Table
($mm)
As of
3-31-16
Adjustments
Pro Forma
3-31-16
Cash & Cash Equivalents
566
$
(386)
180
$
$900 million Revolving Credit Facility
-
$
-
$
Term Loan Due 2020
538
538
Total Secured Debt
538
1,038
6.25% Senior Unsecured Note due 2021
350
350
New Term Loan
500
500
Total Debt
888
$
1,388
$
Credit Metrics
Total Debt/LTM Adjusted EBITDA
1.1x
1.4x
Net Debt/LTM Adjusted EBITDA
0.4x
1.2x
Total Secured Debt/LTM Adjusted EBITDA
0.7x
1.1x
Note:  Debt levels shown exclude unamortized financing costs.
1
Assumes 57,469,596 NTI units at a merger price of $15.00 plus
17,160,421 WNR shares to be issued assuming a closing price of $22.21 on May 25, 2016.
($ in millions)
$
Sources
($mm)
Equity Issued to NTI Public Unitholders
381
$
New Term Loan
500
WNR Cash Used
386
Total Sources
1,267
$
Uses
Purchased Equity
1,243
1
$
Fees
24
Total Uses
1,267
($mm)
1
Includes restricted cash of $37 million
2
Adjusted
EBITDA
includes
cash
distributions
from
NTI
and
WNRL,
see
Appendix
for
reconciliation
and
definition
of
Adjusted EBITDA.  Pro Forma Adjusted EBITDA includes $214 million of distributions to non-controlling interest.
1
2
2
2

Western Refining Northern Tier Western Refining Logistics

Pro Forma Credit Structure
$500 mm New Term Loan B-2 Due June 2023
$300 mm Revolving Credit Facility
$300 mm Senior Unsecured Notes
due February 2023
Northern Tier Energy
LP
Western Refining
Logistics
Operating Subs
Western Refining
Logistics, LP
Western Refining Logistics
Credit Group
Northern Tier
Credit Group
$500mm Revolving Credit Facility
$350 mm Senior Secured Notes
due November 2020
Western Refining, Inc.
Western
Refining, Inc.
Operating Subs
Western Refining, Inc.
Credit Group
$900 mm Revolving Credit Facility
$537.6 mm Senior Secured Term Loan B due
November 2020
$350 mm Senior Unsecured Notes due April 2021
Public
Unitholders
100% Limited Partner Interest
100% of General Partner
61.5% Limited Partner Interest
100% of General Partner
Public
Stockholders
38.5% LP
Interest
NT InterHoldCo
LLC
WNRL Finance
Corp.
Note:  Debt levels shown exclude unamortized premium and unamortized financing costs.
($ in millions)
Northern Tier Energy LLC
Operating Subs

CO
AZ
TX

MN
SD
WI

Western Refining

Northern Tier

Western Refining Logistics

Diversified Asset Base
WNR/
WNRL
Combined
with
NTI
Refineries
2
3
Capacity
(bpd)
156,000
253,800
Basin
Exposure
Permian,
Four
Corners
Bakken, Canada,
Permian,
Four
Corners
Retail Stores
1
258
541
Pipelines
(miles)
2
725
1,025
Storage
(mm bbls)
8.2
12.0
1
Includes 114 NTI franchised SuperAmerica
Stores.
2
NTI has a 17% interest in the Minnesota Pipeline.
St. Paul
Park
WNR/WNRL/NTI Pipelines
2
Permian
Basin
San Juan
Basin
Phoenix
Crane
Mason
Station
Wink
Gallup
El Paso
Bakken
Formation
Clearbrook

CA
AZ
CO
NM
MN
WI
SD
Los Angeles Area
(6)
Colton
San Diego
Las Vegas
Calnev
Kinder Morgan
Flagstaff
Phoenix
Tuscon
Gallup
Bloomfield
Albuquerque
Williams
Colorado Springs
ConocoPhillips/Valero
Valero
West Emerald
(2)
Amarillo
Plains
Navajo
Lubbock
Wichita Falls
Williams
Corsicana
El Paso
Juarez
HEP
Artesia
Midland
Magellan
Crane
Odessa
Abilene
Orion
Dallas
Explorer
Austin
Houston
(28)
Gulf Coast
Chihuahua
Pemex
Mexico
Cadereyta

Western Refining

Northern Tier

Western Refining Logistics

8 Attractive Refined Product Locations WNR/NTI Refinery Third-Party Refinery Third party Product Pipeline Chicago Area St. Paul Park Magellan Pipeline System

$14
$12
$10
$8
$6
$4
$2
$-
$/bbl
TSO - California
MPC
PSX - Western/Pacific
VLO - West Coast
WNR - Gallup
NTI
VLO - USGC
VLO - North Atl
TSO - Mid Con
ALJ - Big Spring
HFC - Rocky Mountain
WNR - El Paso
PSX - Central Corridor
HFC - Mid Con
HFC - Southwest
PBF - GC (Chalmette)
VLO - Mid Cont
CVR - Wynnewood
PSX - USGC
CVR - Coffeyville
TSO - Pacific NW
PSX - Atlantic Basin/Europe
DK - Tyler, Texas Refinery
PBF - East Coast
PBF - Mid Con
DK - El Dorado, Arkansas...
ALJ - Krotz

$20
$18
$16
$14
$12
$10
$8
$6
$4
$2
$-
$/bbl
NTI
WNR - Gallup
TSO - California
VLO - West Coast
TSO - Mid Con
PSX - Western/Pacific
HFC - Rocky Mountain
WNR - El Paso
HFC - Southwest
MPC
PSX - Central Corridor
CVR - Wynnewood
ALJ - Big Spring
HFC - Mid Con
CVR - Coffeyville
VLO - Mid Cont
PBF - Mid Con
VLO - USGC
TSO - Pacific NW
VLO - North Atl
DK - Tyler, Texas Refinery
PSX - Atlantic...
PSX - USGC
PBF - East Coast
PBF - GC (Chalmette)
DK - El Dorado, Arkansas...
ALJ - Krotz

Western Refining | Northern Tier | Western Refining Logistics

Independent Refineries
Gross Profit Comparison
Source:  Company Filings
Western and NTI have top quartile refineries
FY 2015 Gross Profit Per Throughput Barrel
Q1 2016 Gross Profit Per Throughput Barrel

UT
CO
KS
OK
AZ
NM
TX
Mexico
San Juan Basin
Bloomfield
Bisti
Pettigrew
Lybrook
Star Lake
Gallup
Albuquerque
Phoenix
Tucson
Permian Basin
Denver City
Snyder
El Paso
Kinder Morgan
Centurion
Mason Station
Delaware Basin
McCamey
Western Refining Logistics

Western Refining
Northern Tier
Western Refining Logistics

WNRL Asset Base
•
685 miles of pipelines and
gathering systems in the
Southwestern U.S.
•
8.2 million barrels of active
storage capacity for refined
products, crude oil and other
products
•
Four refined products
terminals
•
Four fee-based asphalt
terminalling
facilities
•
Wholesale fuel / lubricant
distribution
•
Crude oil / asphalt trucking
WNR Refineries
Asphalt Plant/Terminal
Transportation & Storage
Refined Products Terminal
WNRL Pipelines
Third Party Pipeline

Western Refining Northern Tier Western Refining Logistics

Growth Opportunities
Refinery Investments
Project
Capital
($ mm)
Est
Operating
Income
($ mm)
Replace Crude Unit
Desalters
$
30
$
22
Crude Unit/Hydrotreater
Modification
19
10
Solvent
Deasphalter
63
27
$
112
$
59
St. Paul Park organic projects
Replace 10mbpd syncrude
with
WCS or Bakken
Increase crude oil throughput by
4mbpd and diesel recovery by 2%
Upgrade crude unit bottoms to
gas/diesel to fill underutilized
FCC unit
Note:  Operating income excludes depreciation and amortization.
-5
0
5
10
15
20
25
30
35
Jan-11
Jul-11
Jan-12
Jul-12
Jan-13
Jul-13
Jan-14
Jul-14
Jan-15
Jul-15
Jan-16
$/bbl
Historic Incremental Crude Margins
Syncrude
& North Dakota Light
Syncrude
North Dakota Light
Avg Syncrude
Avg North Dakota Light

Western Refining Northern Tier Western Refining Logistics

Growth Opportunities
WNR/NTI Potential Logistics Sales to WNRL
Project
Description
Northern Tier
(Traditional
Logistics)
Storage tanks / Terminals / Pipelines / Trucking
TexNew Mex
Crude Oil Pipeline
(WNR)
Economics associated with crude oil throughput on TexNew Mex pipeline above 13,000 bpd (TexNew Mex Units)
Bobcat Crude Oil
Pipeline
(WNR)
40 mile crude oil pipeline flowing from Mason Station, TX to Wink, TX plus two crude oil terminals
Jal / Wingate /
Clearbrook
(WNR)
Crude oil and LPG storage; rail logistics
Wink to Crane
Crude Oil Pipeline
(WNR)
Proposed ~60 mile crude oil pipeline connecting Wink Jackrabbit
Station to  Crane, TX [Project currently deferred]
$100 -
$125 mm annual Operating Income potential
Note:  Operating income excludes depreciation and amortization.

Western Refining
Northern Tier
Western Refining Logistics

WNRL Capitalization Table
NTI Capitalization Table
Capital Structure of Subsidiaries
Note:  Debt levels shown exclude unamortized financing costs.
Note:  Debt levels shown exclude unamortized premium and unamortized financing costs.
$
23
($mm)
As of
3-31-16
Cash & Cash Equivalents
35
$
$500 million Revolving Credit Facility
7.125% Senior Notes due 2023
350
Total Debt
373
$
Credit Metrics
Total
Debt/LTM
Adjusted
EBITDA
1.0x
Net
Debt/LTM
Adjusted
EBITDA
0.9x
LTM
Adjusted
EBITDA
/Interest
Expense
15.3x
($ in millions)
1
Adjustments include $80 million of proceeds from the WNRL equity issuance on May 16, 2016 and assumes Revolver interest rate of 3.88%.
2
See Appendix for reconciliation and definition of EBITDA.
1
See Appendix for reconciliation and definition of Adjusted EBITDA.
($mm)
As of
3-31-16
Adj.
1
ProForma
3-31-16
Cash & Cash Equivalents
29
$
29
$
$300 million Revolving Credit Facility
130
$
(80)
50
$
Total Secured Debt
130
50
7.5% Senior Notes due 2023
300
300
Total Debt
430
$
350
$
Credit Metrics
Interest Expense
26
$
(3)
23
$
Total Secured Debt/LTM EBITDA
2
1.2x
0.5x
Total Debt/LTM EBITDA
2
3.9x
3.2x
Net Debt/LTM EBITDA
2
3.6x
2.9x
LTM EBITDA/Interest Expense
2
4.2x
4.8x
1
1
1

Western Refining
Northern Tier
Western Refining Logistics

Investment Considerations
Pipeline
access
to
advantaged
crude
oil
production
Permian,
Four
Corners,
Bakken
and
western
Canada
Historically
strong
refined
product
regions
Attractive
Refinery
Locations
Fully
integrated
crude
oil
pipeline
system
to
serve
refineries
Refined
product
distribution
to
wholesale
end-user
Extensive
retail
network
Integrated
Distribution
Network
Two
growth
platforms:
Refining
and
Logistics
Enhance
refining
profitability
Expand
logistics
footprint
Growth
Opportunities
Debt
reduction
Reinvest
in
business
to
grow
EBITDA/
cash
flow
Shareholder
friendly
Capital
Allocation
Discipline

Western Refining
Northern Tier
Western Refining Logistics

Appendix

Western Refining
Northern Tier
Western Refining Logistics

WNR Consolidated Adjusted EBITDA Reconciliation
Three Month Period Ending
Twelve
Months
Ended
(In thousands)
Consolidated Western Refining, Inc.
June 2015
Sep 2015
Dec 2015
Mar 2016
Mar 2016
Net income attributable to Western Refining, Inc.
$
133,919
$
153,303
$
13,545
$
30,538
$
331,305
Net income attributable to non-controlling interests
79,948
64,795
(6,047)
9,047
147,743
Interest and debt expense
27,316
26,896
26,434
26,681
107,327
Provision for income taxes
78,435
92,117
(6,034)
18,629
183,147
Depreciation and amortization
51,143
51,377
52,845
52,651
208,016
Maintenance turnaround expense
593
490
836
125
2,044
Loss (gain) on disposal of assets, net
(387)
(52)
208
(130)
(361)
Net change in lower of cost or market inventory reserve
(38,204)
36,795
113,667
(51,734)
60,524
Unrealized (gain) loss on commodity hedging transactions
22,287
(271)
8,160
12,483
42,659
Adjusted EBITDA
1
$
355,050
$
425,450
$
203,614
$
98,290
$
1,082,404
1
See page 19
for definition of
Adjusted
EBITDA

Western Refining
Northern Tier
Western Refining Logistics

WNR Standalone Adjusted EBITDA Reconciliation
Three Month Period Ending
Twelve Months
Ended
(In thousands)
Jun-15
Sep-15
Dec-15
Mar-16
Mar-16
Net income attributable to Western Refining, Inc.
$         74,904
$       102,279
$            9,840
$          18,010
$             205,033
Net income attributable to non-controlling interest
-
-
-
-
-
Interest and debt expense
14,321
13,960
14,310
13,879
56,470
Provision for income taxes
78,287
92,114
(5,727)
18,368
183,042
Depreciation and amortization
26,891
26,648
26,257
25,538
105,334
Maintenance turnaround expense
593
490
836
125
2,044
Loss (gain) on disposal of assets, net
69
(6)
176
(26)
213
Net change in lower of cost or market inventory reserve
-
-
40,689
(40,689)
-
Unrealized (gain) loss on commodity hedging transactions
22,795
(1,531)
3,024
16,271
40,559
Adjusted EBITDA
1
217,860
233,954
89,405
51,476
592,695
Distributions from WNRL
10,902
11,628
12,611
13,392
48,533
Distributions from NTI
38,472
42,391
37,047
13,537
131,447
Adjusted EBITDA plus distributions
$       267,234
$       287,973
$       139,063
$       78,405
$
772,675
1
See page 19
for definition of
Adjusted
EBITDA

Western Refining
Northern Tier
Western Refining Logistics

NTI Adjusted EBITDA Reconciliation
Three Month Period Ending
Twelve Months
Ended
(In thousands)
Jun-15
Sep-15
Dec-15
Mar-16
Mar-16
Net income attributable to Western Refining, Inc.
$         48,490
$         40,117
$        (6,141)
$
3,224
$
85,690
Net income attributable to non-controlling interest
74,558
59,209
(11,043)
4,344
127,068
Interest
and debt expense
6,747
6,732
5,433
5,750
24,662
Provision for income taxes
-
-
-
-
-
Depreciation and amortization
19,515
19,746
20,111
19,969
79,341
Maintenance turnaround expense
-
-
-
-
-
Loss on extinguishment of debt
-
-
-
-
-
Loss (gain) on disposal of assets, net
(296)
(33)
53
(5)
(281)
Net change in lower of cost or market inventory reserve
(38,204)
36,795
72,978
(11,045)
60,524
Unrealized (gain) loss on commodity hedging transactions
(508)
1,260
5,136
(3,788)
2,100
Adjusted EBITDA
1
$
110,302
$      163,826
$
86,527
$
18,449
$
379,104
1
See page 19
for definition of
Adjusted
EBITDA

Western Refining NORTHERN TIER Western Refining Logistics

Adjusted EBITDA
The
tables
on
the
previous
pages
reconcile
net
income
to
Adjusted
EBITDA
for
the
periods
presented.
Adjusted EBITDA represents earnings before interest and debt expense, provision for income taxes, depreciation, amortization, maintenance turnaround expense and certain other non-cash income and expense items. However, Adjusted EBITDA is not a recognized measurement under U.S. generally accepted accounting principles ("GAAP"). Our management believes that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. In addition, our management believes that Adjusted EBITDA is useful in evaluating our operating performance compared to that of other companies in our industry because the calculation of
Adjusted EBITDA generally eliminates the effects of financings, income taxes, the accounting effects of significant turnaround activities (that many of our competitors capitalize and thereby exclude from their measures of EBITDA) and certain non-cash charges that are items that may vary for different companies for reasons unrelated to overall operating performance.
Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:
•
Adjusted EBITDA does not reflect our cash expenditures or future requirements for significant turnaround activities, capital expenditures or contractual commitments;
•
Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;
•
Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs; and
•
Adjusted EBITDA, as we calculate it, may differ from the Adjusted EBITDA calculations of other companies in our industry, thereby limiting its usefulness as a comparative measure.
Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in
the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted
EBITDA only supplementally.

Western Refining
NORTHERN TIER
Western Refining Logistics

WNRL EBITDA Reconciliation
Three Month Period Ending
Twelve Months
Ended
(In thousands)
Jun-15
Sep-15
Dec-15
Mar-16
Mar-16
Net income attributable to Western Refining, Inc.
$        10,525
$        10,907
$          9,846
$          9,304
$                40,582
Net income attributable to non-controlling interest
5,390
5,586
4,996
4,703
20,675
Interest and debt expense
6,248
6,204
6,691
7,052
26,195
Provision for income taxes
148
3
(307)
261
105
Depreciation and amortization
4,737
4,983
6,477
7,144
23,341
Loss (gain) on disposal of assets, net
(160)
(13)
(21)
(99)
(293)
EBITDA
1
$        26,888
$        27,670
$        27,682
$        28,365
$           110,605
1
See page 21 for definition of
EBITDA

EBITDA
We define EBITDA as earnings before interest and debt expense, provision for income taxes and depreciation and amortization. We define
Distributable Cash Flow as EBITDA plus the change in deferred revenues, less debt interest accruals, income taxes paid, maintenance capital expenditures and distributions declared on our TexNew
Mex units.
EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under
GAAP. Some of these limitations are:
•
EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•
EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;
•
EBITDA does not reflect changes in, or cash requirements for, our working capital needs; and
•
EBITDA, as we calculate it, may differ from the EBITDA calculations of our affiliates or other companies in our industry, thereby limiting its usefulness as a comparative measure.
EBITDA and Distributable Cash Flow are used as supplemental financial measures by management and by external users of our financial statements, such as investors and commercial banks, to assess:
•
our operating performance as compared to those of other companies in the midstream energy industry, without regard to financial methods, historical cost basis or capital structure;
•
the ability of our assets to generate sufficient cash to make distributions to our unitholders;
•
our ability to incur and service debt and fund capital expenditures; and
•
the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.
Distributable Cash Flow is also a quantitative standard used by the investment community with respect to publicly traded partnerships because the value of a partnership unit is, in part, measured by its yield. Yield is based on the amount of cash distributions a partnership can pay to a unitholder.
We believe that the presentation of these non-GAAP measures provides useful information to investors in assessing our financial condition and results of operations. The GAAP measure most directly comparable to EBITDA and Distributable Cash Flow is net income attributable to limited partners. These non-GAAP measures should not be considered as alternatives to net income or any other measure of financial performance presented in accordance with GAAP. EBITDA excludes some, but not all, items that affect net income attributable to limited partners. These non-
GAAP measures may vary from those of other companies. As a result, EBITDA and Distributable Cash Flow as presented herein may not be
comparable to similarly titled measures of other companies.